UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2022

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number 001-05324

Full title of the plan and the address of the plan, if different from that of the issuer named below:

EVERSOURCE 401k PLAN
107 Selden Street
Berlin, Connecticut 06037-1616

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EVERSOURCE ENERGY
300 Cadwell Drive
Springfield, Massachusetts 01104

Eversource 401k Plan
Financial Statements and Supplemental Schedule

Years ended December 31, 2022 and 2021
with Report of Independent Registered
Public Accounting Firm

Eversource 401k Plan

Financial Statements and Supplemental Schedule

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule:
Form 5500, Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year)	12

Exhibit Index	13

Signature	14

All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Participants of the
Eversource 401k Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Eversource 401k Plan (the Plan) as of December 31, 2022 and 2021, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Eversource 401k Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in the schedule of assets (held at end of year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

By: /s/ Fiondella, Milone & LaSaracina LLP

We have served as the Eversource 401k Plan’s auditor since 2008.

Glastonbury, Connecticut
June 20, 2023

Eversource 401k Plan

Statements of Net Assets Available for Benefits

	As of December 31,
(Thousands of Dollars)	2022	2021
Assets:
Investments, at Fair Value:
Registered Investment Companies	$1,826,848	$2,442,641
Eversource Common Shares Fund	784,398	863,861
ESOP Allocated Eversource Energy Common Shares	25,253	29,542
Investments Held by Brokerage Link	143,444	183,924
Intermediate Bond Fund	99,904	92,222
Cash and Cash Equivalents	50,506	76,124
Total Investments, at Fair Value	2,930,353	3,688,314

Investments, at Contract Value:
Investment Contract Held by Insurance Company	635,128	667,945

Total Investments	3,565,481	4,356,259

Receivables:
Notes Receivable from Participants	36,795	36,003
Participant Contributions	3,427	2,922
Employer Contributions	1,300	1,143
Other Receivables	518	717
Total Receivables	42,040	40,785

Net Assets Available for Benefits	$3,607,521	$4,397,044

See accompanying notes to financial statements.

Eversource 401k Plan

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,
(Thousands of Dollars)	2022	2021
Additions:
Participant Contributions	$118,030	$115,329
Employer Contributions	57,292	54,294
Rollover Contributions	14,010	41,797
Total Contributions	189,332	211,420

Net Appreciation in the Fair Value of Investments	—	248,131
Interest and Dividend Income	157,680	244,864
Other Income	2,246	2,718
Total Additions	349,258	707,133

Deductions:
Net Depreciation in the Fair Value of Investments	762,131	—
Distributions to Participants	375,616	346,659
Administrative Expenses	1,034	1,098
Total Deductions	1,138,781	347,757

(Decrease)/Increase in Net Assets	(789,523)	359,376

Net Assets Available for Benefits, Beginning of Year	4,397,044	4,037,668
Net Assets Available for Benefits, End of Year	$3,607,521	$4,397,044

See accompanying notes to financial statements.

Eversource 401k Plan

Notes to Financial Statements

1.    Plan Description

Eversource Energy Service Company (Eversource Service), on its behalf and that of other participating subsidiaries of Eversource Energy (Eversource) (together, the Company), established the Eversource 401k Plan (the Plan) on January 1, 1985, to provide a convenient method for Company employees to save for their retirement on a regular and long-term basis.  The following is a brief description of the Plan, which is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a qualified defined contribution plan subject to the rules and regulations of the Employee Retirement Income Security Act of 1974 (ERISA) that consists of two components: a profit-sharing plan qualified under Section 401(a) of the Internal Revenue Code (IRC) with a cash or deferred arrangement under Section 401(k) of the IRC, and an Employee Stock Ownership Plan (ESOP) within the meaning of Section 4975(e)(7) of the IRC designed to invest primarily in Eversource common shares and intended to qualify under Section 401(a) of the IRC as a stock bonus plan. The participants have the option of receiving distributions upon retirement or termination of employment in the form of cash, in-kind rollovers for Fidelity mutual funds, or Eversource common shares, to the extent so invested. Participants may roll over all, or a portion of their Plan balances into an individual retirement account (IRA) or other accepting employer qualified plan and may receive distributions in cash through in-service withdrawals of certain amounts.

The Plan is administered by the Executive Vice President – Human Resources and Information Technology of the Company (the Administrator), who determines eligibility in accordance with Plan documents and makes other interpretations under the Plan at her discretion in conjunction with the Eversource Plan Administration Committee.  The fiduciaries with respect to the Plan are the Administrator, Eversource Service (the Plan sponsor), the Eversource Investment Management Committee, and the Plan Trustee, as defined below.  The Board of Eversource Service is responsible for determining who has the authority to amend and terminate the Plan and certain other duties.  The Eversource Investment Management Committee is responsible for establishing and implementing Plan investment policies, selecting investment fund options available to participants under the Plan, and monitoring the performance and operations of Plan investment managers and the Plan Trustee.

Plan investment assets are held in a trust by Fidelity Management Trust Company (Fidelity) (the Trustee). Plan records are maintained by an affiliate of the Trustee, Fidelity Investments Institutional Operations Company, Inc., the Plan recordkeeper.  The Trustee retains the Plan assets and makes distributions as instructed by the Administrator or its designee.  The Eversource Investment Management Committee is responsible for appointing and removing the Trustee.

Under the Plan, employees may authorize payroll deductions for contributions to the Plan.  An employer matching contribution to the Plan is provided in Eversource common shares (see Contributions, below). The allocation of Eversource common shares to a participant's account may be made from a combination of Eversource treasury shares and open market repurchases of Eversource common shares.

TRAESOP/PAYSOP

In 1992, the Plan was amended to provide for the merger into the Plan, of the Eversource Service Tax Reduction Act Employee Stock Ownership Plan (TRAESOP) and the Eversource Service Payroll-Based Employee Stock Ownership Plan (PAYSOP) Fund, which were two ESOPs for which the applicable tax credits had expired.  Participants' accounts under the TRAESOP and PAYSOP are maintained as separate participant accounts under the Plan.

Dividends

Participants who have holdings in the Eversource Common Shares Fund and/or the TRAESOP/PAYSOP Fund in their Plan account can elect to receive dividends paid by these funds on Eversource common shares in cash or continue to have them reinvested automatically in the Plan by allocation of Eversource common shares of equal value.  If a participant holds each of the Eversource share funds, the dividend distribution election applies to all funds.  If no active election is made, dividends will continue to be reinvested.

Contributions

Participant Contributions:  Under the Plan, active participants may contribute on a pre-tax basis, an after-tax basis, a Roth basis, or a combination of the three, as defined in the Plan document, and as subject to certain Internal Revenue Service (IRS) limitations.  Employees who have not enrolled in the Plan or who have not elected a zero contribution rate within 60 days from their date of hire, are automatically enrolled in the Plan at a contribution rate of three percent of pre-tax eligible earnings, subject to their modification at any time.

All contributions are invested by the Trustee, as directed by each participant, in one or more investment options of the Plan, including the Eversource Common Shares Fund.  For 2022 and 2021, the maximum combined participant contribution was the lesser of $20,500 and $19,500, respectively, or 50 percent of a participant's pre-tax annual compensation.  For individuals who are age 50 or older during each of the 2022 and 2021 calendar years who have made the maximum allowable contribution, a catch-up contribution of an additional $6,500 was permitted.

Plan participants direct their contributions among various investment options, as specified within the Plan documents.

Employer Contributions: For certain eligible employees, based on date of hire, union status, and participating employer, the Plan provides employer matching contributions of either 100 percent up to a maximum of three percent of eligible compensation or 50 percent up to a maximum of eight percent of eligible compensation.  For newly hired employees with at least six months of service, the Plan provides employer matching contributions of 100 percent up to a maximum of three percent of eligible compensation, contributed on a pre-tax and/or Roth basis for each employee, as applicable, while employees with less than six months of service receive no Company match.  The employer matching contribution is made to the Eversource Common Shares Fund.  The majority of participants are permitted to immediately diversify out of the Eversource Common Shares Fund into other funds within the Plan.

A participant is fully vested in his or her own contributions, as well as earnings thereon, immediately upon making the contribution.  Participants are also immediately vested in employer matching contributions plus actual earnings thereon.

K-Vantage Contributions:  The Plan provides an enhanced defined contribution feature (referred to as K-Vantage), for eligible employees, as defined in the Plan document.  The K-Vantage contribution to the Plan, made on a payroll basis, is based on age and years of service and is the amount of the participant's applicable Plan compensation, as defined by the Plan document, multiplied by the applicable percentage, according to the following formula:

Sum of Age and Service Years	Company Contribution
Less than 40 years	2.5% of Plan compensation
40 years or more but less than 60 years	4.5% of Plan compensation
60 years or more	6.5% of Plan compensation

Participants who are eligible for K-Vantage vest in K-Vantage contributions plus actual earnings thereon after 3 years of service.  Upon a termination of the Plan, death or disability of the participant, or upon the complete discontinuance of K-Vantage contributions under the Plan, all affected participants will become vested in these contributions in their accounts.

Forfeitures

As of December 31, 2022 and 2021, investments in the Fixed Income Fund option include $30,619 and $46,842, respectively, of forfeitures that may be used to offset future Company contributions to the Plan. These forfeitures resulted from participants who terminated prior to being vested in the K-Vantage feature. During 2022 and 2021, the Company used $1,002,511 and $544,431, respectively, of forfeitures to offset Company contributions to the Plan.

Benefits

Following termination or retirement, the participant has several options: participants may defer receipt of any balances in their account up to the time they attain age 72 if their account balance is greater than $1,000, at which point they must begin to receive required minimum distributions; they can initiate a direct rollover of all or a portion of their account in the Plan to another qualified plan or IRA; or they can request a lump sum disbursement.  Participants who have terminated employment may also take partial distributions.  In-service withdrawals and loans are permitted if certain criteria are met.

Participant Accounts

Individual accounts are maintained for Plan participants to reflect each participant's share of the Company's contribution, the participant's contribution and the Plan's income according to the participant's investment of his or her own account.  Allocations of income are determined at the participant account level.

Notes Receivable from Participants

Subject to certain limitations, participants may apply for loans from their non-ESOP/non-K-Vantage account balances.  Interest on the loan is set at the prime rate plus one percent at the time of borrowing, and the loans are secured by the balance in the participant's account.  Loans are to be repaid within six months to five years (for a general purpose loan) or up to 30 years (for a primary residence loan).

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded as earned and was $1.7 million and $1.8 million for the years ended December 31, 2022 and 2021, respectively.  No allowances for credit losses have been recorded as of December 31, 2022 and 2021.  If a participant ceases to make loan repayments and the Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Termination Provision

Although the Company intends to continue the Plan, Eversource Service may terminate the Plan, and each participating subsidiary of Eversource may terminate its participation in the Plan for any reason, in whole or in part, by action of its Board of Directors.  Upon termination of the Plan or complete discontinuance of contributions thereunder, all affected participants shall become immediately vested in their accounts.  In addition, the Plan recordkeeper shall make a final allocation of Company matching contributions and net earnings/losses to the participants after payments of all outstanding claims against the Plan have been made.  Thereafter, the participants shall receive a lump sum payment no later than 60 days after the later of: (1) termination of the Plan or (2) receipt of an IRS determination letter stating that such termination does not adversely affect the qualified status of the Plan.

2.    Summary of Significant Accounting Policies

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).  The following is a summary of the significant accounting policies used.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term cash investments that are highly liquid in nature and have original maturities of three months or less.

Plan Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of changes in net assets during the reporting period.  Actual results could differ from those estimates.

Investments

The Plan has investment options for participants, which invest in various securities including registered investment companies, United States government securities, corporate debt instruments, and equity securities, including Eversource common shares. Plan investments are stated at fair value (with the exception of the Investment Contract Held by Insurance Company, which is stated at contract value, as discussed below).  The fair value of Eversource common shares, investments in registered investment companies, certain assets in the self-directed Brokerage Link account, and investments in the Intermediate Bond Fund are based on the closing prices reported on active or non-active markets (see Note 3). Investments in the Eversource Common Shares Fund are stated at estimated fair values, which have been determined based on net asset value (NAV) as a practical expedient. NAV is determined by dividing the fund's net assets at fair value by its units outstanding at the valuation dates.  The unit values of the Eversource Common Shares Fund were $130.09 and $140.85 as of December 31, 2022 and 2021, respectively.

The accompanying Statements of Changes in Net Assets Available for Benefits include the net appreciation and depreciation in the fair value of investments, which consist of the realized gains and losses, the unrealized appreciation and depreciation, less investment expenses pertaining to those investments.  Dividend income is recorded on the ex-dividend date, and interest income is recorded as earned.  Purchases and sales of securities are recorded as of the trade date.

Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, which could materially affect the amounts reported in the financial statements.

Investment Contract Held by Insurance Company and Wrapper Contract: This contract with The Prudential Insurance Company of America (Prudential) is comprised of a mixture of government and non-government bonds, managed to the Barclays Capital Intermediate Government Credit Index, which are placed in a trust (with ownership by the Plan) rather than a separate account of the issuer.  The contract is fully benefit-responsive and provides that participants must execute plan transactions at contract value and insures the underlying assets at contract value.

The underlying assets of the contract are managed by Pacific Investment Management Company, LLC (PIMCO) and Jennison Associates and had a contract value of $635.1 million and $667.9 million as of December 31, 2022 and 2021, respectively.  There are no reserves against contract value for credit risk of the contract issuance or otherwise.  Management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable.  Prudential may not terminate the contract at any amount less than contract value.

Fair Value of Financial Instruments

The Plan applies Accounting Standards Codification (ASC) 820, Fair Value Measurement and Disclosures (ASC 820), for all applicable financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC 820 defines fair value, establishes a fair value hierarchy, and expands disclosures about fair value measurements. ASC 820 defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability.

3.    Fair Value Measurements

The Plan discloses fair value measurements pursuant to a framework for measuring fair value in accordance with GAAP.  The Plan follows a fair value hierarchy that prioritizes the inputs used to determine fair value and requires the Plan to classify assets and liabilities carried at fair value based on the observability of these inputs.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are:

Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical instruments as of the reporting date.  Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Inputs are quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs are observable.

Level 3 - Quoted market prices are not available.  Fair value is derived from valuation techniques in which one or more significant inputs or assumptions are unobservable.  The fair values are therefore determined using model-based valuation techniques that include option pricing models, discounted cash flow models, and similar techniques.  As of both December 31, 2022 and 2021, the Plan did not have any assets categorized as Level 3.

Uncategorized - Investments that are measured at NAV are not categorized within the fair value hierarchy.

The following tables summarize the fair values and levels within the fair value hierarchy:

Fair Value Measurements as of December 31, 2022
(Thousands of Dollars)	Level 1	Level 2	Uncategorized	Total
Investments
Registered Investment Companies	$1,796,705	$—	$30,143	$1,826,848
Eversource Common Shares Fund	—	—	784,398	784,398
ESOP Allocated Eversource Energy Common Shares	25,253	—	—	25,253
Investments Held by Brokerage Link	139,213	4,231	—	143,444
Intermediate Bond Fund	—	99,904	—	99,904
Cash and Cash Equivalents	50,506	—	—	50,506
Total Investments at Fair Value	$2,011,677	$104,135	$814,541	$2,930,353

Fair Value Measurements as of December 31, 2021
(Thousands of Dollars)	Level 1	Level 2	Uncategorized	Total
Investments
Registered Investment Companies	$2,417,319	$—	$25,322	$2,442,641
Eversource Common Shares Fund	—	—	863,861	863,861
ESOP Allocated Eversource Energy Common Shares	29,542	—	—	29,542
Investments Held by Brokerage Link	182,715	1,209	—	183,924
Intermediate Bond Fund	—	92,222	—	92,222
Cash and Cash Equivalents	76,124	—	—	76,124
Total Investments at Fair Value	$2,705,700	$93,431	$889,183	$3,688,314

Fair value of cash and cash equivalents and certain investments in registered investment companies represents the value of such shares as of the close of business at the end of the period based on quoted active market prices of the underlying investments.  Fair value of the ESOP allocated Eversource Energy common shares and certain investments in the Brokerage Link assets, including common stock and exchange-traded funds are determined by quoted active market prices where available.  These investments have all been categorized as Level 1.

Certificates of deposit in the Brokerage Link are valued at the balance reported by the issuing bank. Preferred stock, corporate and government bonds in the Brokerage Link and the intermediate bond fund are valued based on quoted prices in non-active markets.  These investments have been categorized as Level 2.

Investments in the Eversource Common Shares Fund are stated at estimated fair values determined based on NAV as a practical expedient.  Certain investments in registered investment companies are commingled funds recorded at NAV provided by the asset manager, which is based on the market prices of the underlying equity securities. These investments are classified as Uncategorized in the tables above.

Investment in Contract Held by Insurance Company is stated at contract value in accordance with Accounting Standards Update (ASU) 2015-12, Plan Accounting – Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), and is therefore not included as an investment measured at fair value in the tables above.

4.    Administrative Expenses

Certain expenses incurred in the administration of the Plan are paid by the Plan, including:

Loan initiation fees and various fees associated with the Brokerage Link investment option. Certain fees are paid by the Plan and/or participants.

All investment-related expenses of the Plan, any other expenses of the Trustee necessitated by the terms of any particular investment option, and commissions paid with respect to the purchase or sale of common shares for the Plan.  These expenses are paid by the Plan and participants, as applicable.

The Company, at its discretion, may choose to utilize available forfeiture and/or revenue credits (based on a revenue sharing agreement between Eversource Service and Fidelity) to pay for eligible expenses related to the administration of the Plan, including audit and legal fees.  Credits received under this revenue sharing agreement are recognized as Other Income on the Statements of Changes in Net Assets Available

for Benefits and may be used to pay certain eligible Plan expenses, or may be allocated to participant accounts at the discretion of the Administrator or the Plan fiduciaries.  During 2022 and 2021, $2.7 million and $1.5 million in revenue credits were reallocated back to eligible participant accounts, respectively.

5.    Tax Status

The IRS has determined, and informed the Company by a letter dated February 6, 2023, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the related trust continues to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan's financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan is no longer subject to income tax examinations for years prior to 2019.

6.    Related Parties and Exempt Party-In-Interest

As of December 31, 2022 and 2021, the Plan had investments in 9,661,862 and 9,827,856 common shares of Eversource (within the Eversource Common Shares Fund and ESOP Allocated Eversource Energy Common Shares), respectively, with a cost basis of $471.8 million and $458.4 million, respectively. During the years ended December 31, 2022 and 2021, the Eversource Common Shares Fund purchased $48.3 million and $37.2 million of Eversource common shares, respectively, and sold $56.3 million and $101.6 million of Eversource common shares, respectively. For the years ended December 31, 2022 and 2021, the Plan recorded dividend income on common shares of Eversource of $23.7 million and $23.6 million, respectively.

Certain Plan investments are shares of registered investment companies managed by the Trustee. Therefore, these transactions qualify as exempt party-in-interest transactions.  Fees paid by the Plan for the investment management services amounted to $0.6 million and $0.5 million for the years ended December 31, 2022 and 2021, respectively.

Transactions under the Plan's revenue sharing agreement with the Trustee (see Note 4) qualify as exempt party-in-interest transactions.  Amounts earned under this revenue sharing agreement were $2.2 million and $2.7 million for the years ended December 31, 2022 and 2021, respectively, of which $0.4 million and $0.6 million were used to pay eligible plan expenses, respectively.

7.    Risks and Uncertainties

The Plan provides for various investment options in a combination of investment securities. Investment securities are exposed to various risks including, but not limited to, interest rates, market conditions and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits in future periods.

The Plan has invested a significant portion of its assets in the Eversource Common Shares Fund. This investment in the Eversource Common Shares Fund approximates 22 percent and 20 percent of the Plan’s net assets available for benefits as of December 31, 2022 and 2021, respectively. As a result of this concentration, any significant fluctuation in the market value of the Eversource Common Shares Fund could affect individual participant accounts and the net assets of the Plan.

Supplemental Schedule
Eversource 401k Plan
EIN 06-810627, Plan No. 005
Form 5500, Schedule H, Part IV, Line 4(i) –
Schedule of Assets (Held at End of Year)
As of December 31, 2022
(Thousands of Dollars)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

*	Eversource Energy	Eversource Common Shares Fund (including the ESOP allocated Eversource Energy Common Shares), $5 par	$809,651
	Prudential	Investment Contract	635,128
*	Fidelity	Growth Company Fund – Class K	364,955
*	Fidelity	Fidelity 500 Index Fund	372,384
*	Fidelity	Low-Priced Stock Fund – Class K	123,573
*	Fidelity	International Discovery Fund – Class K	94,185
*	Fidelity	Freedom Income Fund K	11,767
*	Fidelity	Freedom 2010 Fund K	15,225
*	Fidelity	Freedom 2020 Fund K	131,990
*	Fidelity	Freedom 2030 Fund K	209,006
*	Fidelity	Freedom 2040 Fund K	138,961
*	Fidelity	Freedom 2050 Fund K	91,814
*	Fidelity	Freedom 2060 Fund K	29,610
	Morgan Stanley	Institutional Fund, Inc. Emerging Markets Portfolio Class I	24,813
	Vanguard	Windsor II Admiral	130,695
	Lord Abbett	Developing Growth Fund Class I	57,727
	Jennison Associates and PIMCO	Intermediate Bond Fund	99,904
	Frank Russell	Small Capitalization Fund	30,143
*	Various	Brokerage Link	143,444
*	Plan Participants	Loans to Participants **	36,795
*	Eversource Energy	Cash and Cash Equivalents	50,506
			$3,602,276
*    Indicates party-in-interest
**    The participant loans have interest rates ranging from 3.25 percent to 10.5 percent with maturity dates ranging from January 2, 2023 to October 17, 2052.

EXHIBIT INDEX

Exhibit filed with Form 11-K for the year ended December 31, 2022:

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm - Fiondella, Milone & LaSaracina LLP

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Eversource Energy Service Company (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EVERSOURCE 401k PLAN

Date: June 20, 2023	By: /s/ Jay S. Buth
Jay S. Buth Vice President, Controller and Chief Accounting Officer